Exhibit 99.2 YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY. Vote by Internet - QUICK EASY IMMEDIATE - 24 Hours per Day, 7 Days per Week or by Mail TRITERRAS, INC. Your Internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card. Votes submitted electronically over the Internet must be received by 9:00 a.m., Singapore Time, on 5 December, 2022. INTERNET – www.cstproxyvote.com Use the Internet to vote your proxy. Have your proxy card available when you access the above website. Follow the prompts to vote your shares. Vote at the Meeting – If you plan to attend the virtual online annual general meeting, you will need your 12 digit control number to vote electronically at the annual general meeting. To attend the annual general meeting, visit: https://www.cstproxy.com/triterras/2022 MAIL – Mark, sign and date your proxy card and return it in the postage-paid envelope provided. PLEASE DO NOT RETURN THE PROXY CARD IF YOU ARE VOTING ELECTRONICALLY. FOLD HERE DO NOT SEPARATE INSERT IN ENVELOPE PROVIDED PROXY THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS. Please mark your votes like this 1. The ordinary resolution as set out in Item 1 of the Notice of Annual General Meeting regarding the expiration of term of office of Alvin Tan and Lilian Koh Nee Noi as Class II Directors of the Company. FOR AGAINST ABSTAIN 2. The ordinary resolution as set out in Item 2 of the Notice of Annual General Meeting approving the re-election of Yong-Moon Kim as a Class II Director of the Company for a three-year term. FOR AGAINST ABSTAIN 3. The ordinary resolution as set out in Item 3 of the Notice of Annual General Meeting approving and ratifying in all respects the appointment and term of the current Directors. FOR AGAINST ABSTAIN 4. The ordinary resolution as set out in Item 4 of the Notice of Annual General Meeting approving the ratification of the appointment of WWC, P.C. as the Company’s independent registered public accounting firm for the fiscal year ending 28 February, 2023. FOR AGAINST ABSTAIN CONTROL NUMBER Signature Signature, if held jointly Date 2022. Note: Please sign exactly as name appears hereon. When shares are held by joint owners, both should sign. When signing as attorney, executor, administrator, trustee, guardian, or corporate officer, please give title as such.

TRITERRAS, INC. (an exempted company with limited liability incorporated under the laws of the Cayman Islands) (“THE COMPANY”) I/We (Name) of (address) being the registered holder of ordinary shares, par value US$0.0001 per share, of the Company, hereby appoint, the Chairman of the Annual General Meeting, or failing him, (Name) of (address) as my/our proxy to attend and act for me/us at the Annual General Meeting (or at any adjourned meeting thereof) of the Company to be held virtually at 9:00 a.m. (Singapore time) on 7 December 2022, and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit. This Form of Proxy is furnished in connection with the solicitation by the Board of Directors of the Company, of proxies from the holders of the issued and outstanding ordinary shares, par value US$0.0001 per share, of the Company (the “Shares”), to be exercised at the 2022 Annual General Meeting of the Company (the “AGM”) to be held virtually at 9:00 a.m. Singapore Time on 7 December 2022, and at any adjourned meeting thereof, for the purposes set forth in the accompanying Notice of Annual General Meeting (the “AGM Notice”). Only the holders of record of the Shares at the close of business on 15 November 2022, the record date for the AGM (the “Record Date”), are entitled to notice of and to vote at the AGM. In respect of the matters requiring shareholders’ vote at the AGM, each Share is entitled to one vote. The quorum of the AGM consists of the holders of a majority of the Shares being individuals present in person or by proxy and entitled to vote at the AGM. This Form of Proxy and the accompanying AGM Notice will be first sent to the shareholders of the Company on or about 25 November 2022. The Shares represented by all properly executed proxies returned to CONTINENTAL STOCK TRANSFER & TRUST COMPANY, 1 STATE STREET FLOOR 30, NEW YORK CITY, N.Y. 10275-0741, UNITED STATES OF AMERICA will be voted at the AGM as indicated or, if no instruction is given, the holder of the proxy will vote the shares in his or her discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy. Where the Chairman of the AGM acts as proxy and is entitled to exercise his discretion, he will vote the shares FOR the resolutions. As to any other business that may properly come before the AGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. The Company does not presently know of any other business that may come before the AGM. However, if any other matter properly comes before the AGM, or any adjourned meeting thereof, which may properly be acted upon, unless otherwise indicated the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein. Any person giving a proxy has the right to revoke it at any time before it is exercised (i) by filing with the Company a duly signed revocation a CONTINENTAL STOCK TRANSFER & TRUST COMPANY, 1 STATE STREET FLOOR 30, NEW YORK CITY, N.Y. 10275-0741, UNITED STATES OF AMERICA or (ii) by voting in person at the AGM. FOLD HERE DO NOT SEPARATE INSERT IN ENVELOPE PROVIDED If any proxy other than the Chairman of the Annual General Meeting is preferred, strike out the words “the Chairman of the Annual General Meeting or” and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his stead. Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it. TO BE VALID, THIS FORM OF PROXY MUST BE COMPLETED, SIGNED AND RETURNED TO CONTINENTAL STOCK TRANSFER & TRUST COMPANY, 1 STATE STREET FLOOR 30, NEW YORK CITY, N.Y. 10275-0741, UNITED STATES OF AMERICA AS SOON AS POSSIBLE SO THAT IT IS RECEIVED BY THE COMPANY NO LATER THAN 9:00 AM SINGAPORE TIME ON 5 DECEMBER 2022, BEING 48 HOURS BEFORE THE TIME OF THE AGM. Important Notice Regarding the Availability of Proxy Materials for the 2022 Annual General Meeting of Stockholders to be held virtually on 7 December 2022 (or any adjourned or postponed meeting thereof) The Proxy Statement and our 2022 Annual Report to Stockholders are available at: https://www.cstproxy.com/triterras/2022 (Continued and to be marked, dated and signed on the other side)